Exhibit a(vii)

OLD WESTBURY FUNDS, INC.

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

Old Westbury Funds, Inc., a Maryland corporation having its principal Maryland office c/o The Corporation Trust Incorporated, 300 East Lombard Street, Baltimore, Maryland 21202 (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Board of Directors of the Corporation, at a meeting duly convened and held on March 8, 2005, adopted a resolution to re-classify authorized capital of Corporation (the “Common Shares”) as two new series of Common Shares, as described in Article TWO, below in accordance with Section 2-105( c) of the Maryland General Corporation Law.

SECOND: As of immediately subsequent to such re-classification in authorized capital of the Corporation, the total number of shares of the Corporation, including two new series, Old Westbury Global Small Cap Fund and Old Westbury Real Return Fund, was authorized to issue was as follows:

Old Westbury Large Cap Equity Fund	2,000,000,000
Old Westbury Mid Cap Equity Fund	4,000,000,000
Old Westbury International Fund	4,000,000,000
Old Westbury Fixed Income Fund	2,000,000,000
Old Westbury Municipal Bond Fund	2,000,000,000
Old Westbury Global Small Cap Fund	3,000,000,000
Old Westbury Real Return Fund	3,000,000,000

THIRD: The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the series of Common Shares described in Article SECOND hereof shall be as set forth in the Corporation’s charter and shall be subject to all provisions of the charter relating to shares of the Corporation generally, including those set forth in Article 5.5 of such charter.

FOURTH: The foregoing amendment has been effected in the manner and by the vote required by the Corporation’s charter and the laws of the State of Maryland. The amendment was approved by a majority of the Board of Directors of the Corporation, and at the time of approval by the Board of Directors there were no shares of stock of the Corporation entitled to vote on the matter either outstanding or subscribed for.

FIFTH: Except as amended hereby, the Corporation’s charter shall remain in full force and effect.

SIXTH: The authorized capital stock of the Corporation has not been increased by these Articles of Amendment.

The President acknowledges these Articles of Amendment to be the corporate act of the Corporation and states that to the best of his knowledge, information and belief, the matters set forth in these Articles of Amendment with respect to the authorization and approval of the amendment of the Corporation’s charter are true in all material respects, and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, OLD WESTBURY FUNDS, INC. has caused these Articles of Amendment to be signed in its name and on its behalf by its President, a duly authorized officer of the Corporation, and attested by its Secretary, effective the 10th day of March 2005.

OLD WESTBURY FUNDS, INC.

/s/ Walter B. Grimm
Walter B. Grimm
President

ATTEST:

/s/ Curtis W. Barnes
Curtis W. Barnes
Secretary